Exhibit 99.2

Codere Online Q3 2026 Earnings November 12, 2026

Disclaimer Note on Rounding Due to rounding, numbers presented in this document may not add up precisely to the totals provided, and percentages may not precisely reflect the absolute figures . Forward - Looking Statements This Presentation contains "forward - looking statements" within the meaning of the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 , including statements regarding the expectations, beliefs, intentions or strategies of Codere Online Luxembourg, S . A . and its subsidiaries (collectively, "Codere Online") regarding the future . Words such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "project," "should," "would" and similar expressions may identify forward - looking statements, but are not the only means of doing so . Forward - looking statements in this Presentation include, among others, statements regarding Codere Online's outlook, expected growth, financial performance, strategy and operations . These statements are based on current expectations, forecasts and assumptions as of the date of this Presentation and involve risks and uncertainties that could cause actual results to differ materially . These include, among others : ( i ) changes in laws, regulations and taxes applicable to online gaming ; (ii) volatility in sports betting results and in the outcome of sporting events ; (iii) fluctuations in exchange rates, particularly of Latin American currencies against the euro ; (iv) competition and changes in the gaming industry ; (v) Codere Online's ability to execute its business plans and manage its growth ; (vi) its reliance on third - party providers, including the Codere Group ; (vii) its ability to obtain and maintain gaming licenses ; (viii) data protection and cybersecurity risks ; and (ix) political, economic and geopolitical conditions in the markets in which it operates . Additional risks are described in Codere Online's filings with the U . S . Securities and Exchange Commission (the "SEC"), including its most recent Annual Report on Form 20 - F . Codere Online's outlook has not been audited or reviewed by its independent auditors and should not be regarded as a representation that the results will be achieved . Codere Online undertakes no obligation to update any forward - looking statement, except as required by applicable law . All forward - looking statements attributable to Codere Online are expressly qualified in their entirety by these cautionary statements . Key Operating Metrics This document includes certain key operating metrics, such as Gaming Win and average monthly active players, which management uses to manage and assess the performance of the business . Gaming Win measures the cash amount we retain from our customers’ wagering activity : amounts staked by customers on settled sports betting and casino wagers, less prizes and promotional credits paid to customers, before gaming taxes, value added taxes, other levies and all other costs and adjustments, as compiled by our gaming platforms and translated into euros at average monthly exchange rates (as applicable) . We use Gaming Win for budgeting and planning, monthly management and Board reporting, and assessing performance by market and product . We believe it is useful to investors because the taxes applicable to online gaming differ among our markets, and Gaming Win allows activity to be compared on a consistent basis .

Disclaimer (cont.) Financial Information and Non - IFRS Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) . This document includes certain financial measures not presented in accordance with IFRS, such as Adjusted EBITDA . Codere Online believes these measures are useful to investors in evaluating its operating results and trends, but they are subject to limitations, may exclude items that are significant to understanding its financial results, and may not be comparable to similarly titled measures used by other companies . They should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or any other measure determined in accordance with IFRS . Reconciliations to the most directly comparable IFRS measures are included in this document . Codere Online does not provide a reconciliation of forward - looking Adjusted EBITDA to net income because it cannot predict, without unreasonable effort, certain items that would be required, such as finance results, foreign exchange effects and income taxes, which could be material . Preliminary Information The financial information and other data in this document are preliminary, unaudited and subject to change, and no independent registered public accounting firm has audited, reviewed or expressed any form of assurance on them . Adjustments, which may be material, may be identified as this information is finalized . This information is not a substitute for full financial statements prepared in accordance with IFRS, may differ from actual results and is not necessarily indicative of results for any future period . Trademarks This document contains trademarks and trade names of Codere Online and of other companies, including the National Football League, which are the property of their respective owners . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Today’s Presenters Aviv Sher CEO Marcus Arildsson CFO Guillermo Lancha Head of IR

1 Quarter Highlights 2 Financial & Operating Results 3 2026 Outlook 4 Appendix Table of Contents 7 9 17 20

1 Quarter Highlights

1 Q3 2026 Highlights

codere online

Q3 2026 Revenue of €62.6 mm (+31%), Adj. EBITDA[1] of €4.2 mm (+45%) and Gaming Win[2] of €67.1 mm (+30%)

Mix	Gaming Win of €67.1 mm **(+30%)**, of which: 67% from **Casino** — 33% from **Sports Betting**
Portfolio KPIs	~167k Avg. Monthly Actives, **+5%** vs. Q3 2025 Avg. Monthly Spend per Active of €134, **+24%** vs. Q3 2025
Cohort KPIs	~251k new customer registrations with 91k First Time Deposits in Q3 2026 36% Conversion Rate and Cost per Acquisition of €209
codere | NFL Official Betting Partner of the NFL in Mexico	Became **Official Betting Partner** of the NFL in Mexico in September under a multi-year agreement which includes the **2026 NFL Mexico City Game** and **Super Bowl LXI**
Gaming Win	From Q3 we report **Gaming Win**, a key operating metric generated directly by our gaming platforms, in place of Net Gaming Revenue. Historical amounts are unchanged FY 2026 outlook of **€255–265 mm** Gaming Win and **€20–25 mm** Adj. EBITDA reiterated

1. Adj. EBITDA is a non-IFRS measure. See page 21 for a reconciliation to its most directly comparable IFRS measure (Net Income).
2. Gaming Win is a key operating metric that measures the cash amount we retain from our customers' wagering activity: amounts staked by customers on settled sports betting and casino wagers, less prizes and promotional credits paid to customers, before gaming taxes, value added taxes, other levies and all other costs and adjustments, as compiled by our gaming platforms and translated into euros at average monthly exchange rates (as applicable).

7

2 Financial & Operating Results ( Preliminary Unaudited 1 ) 1. See "Preliminary Information" disclaimer on slide 3.

2 Revenue, Adj. EBITDA and Gaming Win

codere online

31% Revenue increase in Q3 2026 driven by both Spain and Mexico and €4.2 mm Adj. EBITDA[1] in the quarter

Figures in EUR mm	Quarter				YTD				LTM			
	Q3-25	Q3-26	Chg.	%	Q3-25	Q3-26	Chg.	%	Q3-25	Q3-26	Chg.	%
Revenue												
Spain	22.0	24.8	2.8	12.7%	66.1	77.9	11.8	17.9%	88.8	102.4	13.6	15.3%
Mexico	24.0	32.9	8.9	37.1%	77.8	95.1	17.3	22.2%	100.2	124.5	24.3	24.3%
Other[2]	1.6	4.9	3.3	n.m.	9.4	14.3	4.9	52.1%	13.7	17.5	3.8	27.7%
Total	**47.7**	**62.6**	**14.9**	**31.2%**	**153.3**	**187.3**	**34.0**	**22.2%**	**202.7**	**244.4**	**41.7**	**20.6%**
Adj. EBITDA												
Spain	5.8	7.2	1.4	24.1%	17.7	22.0	4.3	24.3%	24.8	29.0	4.2	16.9%
Mexico	2.0	1.7	-0.3	-15.0%	3.6	8.2	4.6	n.m.	2.7	12.2	9.5	n.m.
Other[2]	0.0	0.6	0.6	n.m.	0.2	2.0	1.8	n.m.	0.0	2.3	2.3	n.m.
B2C Adj. EBITDA	**7.8**	**9.6**	**1.8**	**23.1%**	**21.4**	**32.1**	**10.7**	**50.0%**	**27.5**	**43.6**	**16.1**	**58.5%**
Undistributed B2B / HQ Opex[3]	-4.9	-5.3	-0.4	-8.2%	-14.4	-16.0	-1.6	-11.1%	-18.5	-20.8	-2.3	-12.4%
Adj. EBITDA[4]	**2.9**	**4.2**	**1.3**	**44.8%**	**7.1**	**16.1**	**9.0**	**n.m.**	**9.0**	**22.8**	**13.8**	**n.m.**
Gaming Win												
Spain	22.0	24.8	2.8	12.7%	66.1	77.9	11.8	17.9%	88.8	102.4	13.6	15.3%
Mexico	26.8	37.2	10.4	38.8%	86.3	107.8	21.5	24.9%	111.5	140.6	29.1	26.1%
Other[2]	2.8	5.2	2.4	85.7%	11.0	15.3	4.3	39.1%	15.7	18.7	3.0	19.1%
Total	**51.6**	**67.1**	**15.5**	**30.0%**	**163.4**	**201.0**	**37.6**	**23.0%**	**216.0**	**261.7**	**45.7**	**21.2%**

1. Adj. EBITDA is a non-IFRS measure. See page 21 for a reconciliation to its most directly comparable IFRS measure (Net Income).
2. Includes Colombia, Panama and the City of Buenos Aires (Argentina).
3. Reflects personnel and headquarter expenses that have not been allocated to the individual B2C business units.
4. Country level Adj. EBITDA (i.e. B2C) and Undistributed Adj. EBITDA (i.e. B2B) reflect management's allocation criteria of certain operating expenses. Adj. EBITDA excludes the non-cash provision related to the long term incentive plan for employees and €1.1 mm in excess audit-related fees provisioned for and paid in Q2-25. Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina and reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

9

10 Figures in EUR mm Quarter YTD LTM Historical Evolution Q3-25 Q3-26 Chg. % Q3-25 Q3-26 Chg. % Q3-25 Q3-26 Chg. % Marketing (1) 18.4 25.2 6.8 37.0% 65.0 76.4 11.4 17.5% 86.8 97.7 10.9 12.6% Platform & Content (2) 14.5 16.0 1.5 10.3% 42.4 47.0 4.6 10.8% 56.2 61.9 5.7 10.1% Gaming Taxes(3) 8.8 13.6 4.8 54.5% 28.5 38.0 9.5 33.3% 37.4 47.9 10.5 28.1% Personnel(4) 4.6 5.2 0.6 13.0% 14.2 17.0 2.8 19.7% 18.9 22.3 3.4 18.0% Other(5) 2.4 2.9 0.5 20.8% 6.3 6.5 0.2 3.2% 7.8 9.0 1.2 15.4% Total Operating Costs 48.7 62.9 14.2 29.2% 156.3 184.9 28.6 18.3% 207.0 238.9 31.9 15.4% Operating Expenses (Management View) 2 Marketing and gaming taxes drove cost growth in Q3 2026, while platform and personnel costs grew well below revenue Operating Expenses Costs are presented on a management basis and differ from those reported in our annual reports on Form 20 - F as described below. All figures exclude the impact of inflation accounting (IAS 29) in Argentina. 1. Includes direct marketing, indirect marketing and affiliate fees (see page 23 for definitions). Differs from Form 20 - F due to th e reclassification of affiliate fees. 2. Includes payment service provider fees and sports streaming / data feeds. Reported under "Professional services and other exp ens es" in Form 20 - F. 3. Includes other taxes, mainly value - added tax in Mexico, which are not included in this caption in Form 20 - F. 4. Excludes the non - cash expense related to the long - term incentive plan for employees. 5. Reported under "Professional services and other expenses" in Form 20 - F. Excludes €1.1 mm of excess audit - related fees provisione d for and paid in Q2 - 25.

11 Key Performance Metrics 2 1. Constant currency growth is calculated by translating current - period results in local currency at the average exchange rates of the prior - year period. 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives. Gaming Win FTDs Cost per Acquisition (CPA) Avg. Monthly Actives (2) 30% Gaming Win growth versus Q3 2025 driven by a 5% increase in active customers and a 24% increase in spend per active 53.0 54.5 51.9 52.7 57.0 54.8 51.6 60.7 64.4 69.4 67.1 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 EUR mm 75 73 67 73 91 79 85 89 90 108 91 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 000s 143 146 143 147 161 154 159 177 183 173 167 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 000s 216 236 250 211 198 217 167 166 212 200 209 203 217 230 228 224 219 198 187 190 186 196 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 EUR Quarterly LTM 7% (16%) 5% (3%) 30% 23% (3%) (4%) Actual Constant currency (1)

12 60.0 75.7 87.7 90.5 FY 2022 FY 2023 FY 2024 FY 2025 EUR mm 22.3 21.8 20.9 22.8 21.9 22.1 22.0 24.5 25.5 27.6 24.8 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 EUR mm 38 42 50 52 FY 2022 FY 2023 FY 2024 FY 2025 000s Spain Performance Metrics 2 13% increase in Gaming Win in Q3 2026 driven by a 5% increase in active customers and a 7% increase in spend per active 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives. Gaming Win (Quarterly) Gaming Win (Full Year) Avg. Monthly Actives (1) (Full Year) Avg. Monthly Actives (1) (Quarterly) 26% 16% 50 52 49 49 52 49 50 56 59 54 53 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 000s 3% 11% 17% 4% 13% (10%) 5% (3%)

13 63 62 64 69 82 86 88 99 98 88 86 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 000s 51.1 81.7 106.6 119.1 FY 2022 FY 2023 FY 2024 FY 2025 EUR mm 26.6 28.2 26.7 25.1 30.5 29.0 26.8 32.8 34.6 36.1 37.2 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 EUR mm Mexico Performance Metrics 2 39% increase in Gaming Win in Q3 2026 driven by a 43% increase in spend per active Gaming Win (Quarterly) Gaming Win (Full Year) Avg. Monthly Actives (1) (Full Year) Avg. Monthly Actives (1) (Quarterly) 38 53 64 89 FY 2022 FY 2023 FY 2024 FY 2025 000s 60% 30% 12% 39% 23% 38% (3%) (3%) 39% 26% 3% 3% Actual Constant currency (1) 1. Constant currency growth is calculated by translating current - period results in local currency at the average exchange rates of the prior - year period. 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives.

2 Consolidated Balance Sheet, NWC and Cash (30/09/26)

codere online

€66 mm in total cash (of which €61 mm is available) and negative NWC position of €25 mm

Balance Sheet

Figures in EUR mm

Assets	
Cash & Equivalents[1]	65.6
Financial Assets[2]	8.4
Accounts Receivable[3]	1.4
Current Assets	**75.4**
Deferred Tax Assets, Net[4]	10.7
Intangible & Other Assets	2.1
Total Assets	**88.2**
Liabilities & Owners' Equity	
Customer Balances	11.1
Accounts Payable	23.0
Accrued Wages	3.3
Warrant Liability	2.1
Lease Liabilities (IFRS 16)	1.7
Taxes Payable, Net[5]	1.5
Total Liabilities	**42.8**
Owner's Equity	45.4
Total Liabilities & Owners' Equity	**88.2**

Net Working Capital (NWC)

Figures in EUR mm

Working Capital - Assets	14.4
Working Capital - Liabilities	39.0
Net Working Capital	**-24.5**
% Q3-26 LTM Gaming Win[6]	*-9%*

Working Capital - Assets	
Reserved Cash[7]	4.6
Financial Assets	8.4
Accounts Receivable	1.4
Total	**14.4**

Working Capital - Liabilities	
Customer Balances	11.1
Accounts Payable	23.0
Accrued Wages	3.3
Taxes Payable, Net[5]	1.5
Total	**39.0**

3rd Party vs Codere Group - Payables and Receivables

Figures in EUR mm

	A/P	A/R	Net
3rd Party	15.5	-0.0	15.5
Codere Group	7.4	-1.3	6.1
Total	**23.0**	**-1.4**	**21.6**

Cash & Equivalents

Figures in EUR mm

		USD mm
Available	61.0	69.3
Reserved	4.6	5.2
Total	**65.6**	**74.5**

		% Total
Europe/Israel	45.3	69%
Latam	20.3	31%
Total	**65.6**	**100%**

1. Excludes impact of IFRS 9.
2. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees). Figures excludes impact of IFRS 9.
3. Figure excludes IFRS 9 and the netting of certain Accounts Payables.
4. Figure net of Deferred Tax Liabilities to better reflect the Company's net tax position. Figure primarily reflects deferred tax assets related to (i) the recognition of net operating losses in Spain and (ii) the long term incentive plan provisions (which give rise to temporary differences in regards to deductibility).
5. Figure net of Taxes Receivable to better reflect the Company's net tax position.
6. Figure based on Q3-26 LTM Gaming Win of €261.7 mm.
7. Figure reflects reserved customer balances as required by applicable local regulation in certain jurisdictions.

14

2 Consolidated Cash Flow Statement

codere online

2026 Cash Flow Statement

Figures in EUR mm	Q1-26	Q2-26	Q3-26	9M-26
Net Income	**7.0**	**-1.4**	**5.5**	**11.1**
Plus: Provision for Corporate Income Taxes	0.3	1.0	0.8	2.1
Less: Corporate Income Taxes Paid	-0.4	-1.5	-0.8	-2.7
Plus: Decr./(Incr.) in Reserved Cash[1]	0.4	0.2	0.0	0.6
Plus: D&A[2]	0.2	0.2	0.2	0.5
Plus: Non-Cash Expenses/(Income)[3]	-1.3	6.0	-2.3	2.4
Plus: Decr./(Incr.) in NWC[4]	0.5	2.5	-0.4	2.5
Cash Flow from Operations	**6.6**	**7.0**	**3.0**	**16.5**
Capital Expenditures	0.0	0.0	0.0	-0.1
Cash Flow from Investing	**0.0**	**0.0**	**0.0**	**-0.1**
Repurchase of Company Shares	0.0	0.0	0.0	0.0
Cash Flow from Financing	**0.0**	**0.0**	**0.0**	**0.0**
Period Cash Flow	**6.5**	**6.9**	**3.0**	**16.4**
Available Cash				
Beginning of Period	44.8	51.4	58.0	44.8
Plus: Period Cash Flow	6.5	6.9	3.0	16.4
Plus: FX Impact on Cash[5]	0.0	-0.3	0.0	-0.3
End of Period	**51.4**	**58.0**	**61.0**	**61.0**

1. Figure reflects increases or decreases in available cash from the decrease or increase, respectively, of reserved cash.
2. Figure reflects the non-cash portion of D&A.
3. Figure reflects expenses related to the long-term incentive plan, financial expenses (unrealized FX impacts, gains or losses on variation in the fair value of public warrants and non-cash gain or losses related to hyperinflation in Argentina).
4. Includes variations in borrowings and leases.
5. Figure reflects the period exchange rate impact on cash balances.

15

3 2026 Outlook

17 63.0 71.3 83.2 122.9 171.9 212.0 224.1 2019 2020 2021 2022 2023 2024 2025 2026 Gaming Win (EUR mm) 255 – 265 - 15.2 - 5.6 - 23.8 - 51.2 - 11.7 6.4 13.8 Adj. EBITDA (EUR mm) 2026 Gaming Win and Adj. EBITDA Outlook 3 2026 Gaming Win outlook of €255 - 265 mm and Adj. EBITDA outlook of €20 - 25 mm Outlook (3) Historicals (1) 1. Figures exclude our .com business ( Greenplay ) sold on December 31, 2021. 2. Figure reflects growth rate versus €260 mm (midpoint of our €255 - 265 mm Gaming Win outlook for 2026). 3. See Forward Looking Statements disclaimer on page 2. 6% 16% (2) 20 – 25

Q&A

4 Appendix

4 Historical Adj. EBITDA[1] and Gaming Win

Adj. EBITDA

Figures in EUR mm

	FY-21	FY-22	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25	Q2-25	Q3-25	Q4-25	FY-25	Q1-26	Q2-26	Q3-26
Spain[3]	6.6	14.6	27.6	6.8	6.0	5.8	7.1	25.7	5.5	6.3	5.8	7.1	24.8	7.0	7.8	7.2
Mexico	-11.4	-28.2	-8.5	0.3	0.2	0.8	-0.9	0.5	1.8	-0.2	2.0	4.0	7.6	2.9	3.6	1.7
Other[2]	-5.4	-15.6	-5.5	-0.8	-1.0	-0.6	-0.1	-2.5	-0.3	0.5	0.0	0.4	0.5	1.1	0.2	0.6
B2C Adj. EBITDA	**-10.2**	**-29.2**	**13.6**	**6.3**	**5.2**	**6.0**	**6.1**	**23.6**	**7.0**	**6.6**	**7.8**	**11.4**	**32.9**	**11.0**	**11.6**	**9.6**
Undistributed B2B / HQ Opex[4,5]	-13.6	-22.0	-25.3	-4.6	-3.9	-4.5	-4.2	-17.2	-5.2	-4.3	-4.9	-4.7	-19.1	-5.0	-5.8	-5.3
Adj. EBITDA[6]	**-23.8**	**-51.2**	**-11.7**	**1.7**	**1.3**	**1.5**	**1.9**	**6.4**	**1.8**	**2.3**	**2.9**	**6.7**	**13.8**	**6.0**	**5.8**	**4.2**

Gaming Win

Figures in EUR mm

	FY-21	FY-22	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25	Q2-25	Q3-25	Q4-25	FY-25	Q1-26	Q2-26	Q3-26
Spain	49.8	60.0	75.7	22.3	21.8	20.9	22.8	87.7	21.9	22.1	22.0	24.5	90.5	25.5	27.6	24.8
Mexico	27.9	51.1	81.7	26.6	28.2	26.7	25.1	106.6	30.5	29.0	26.8	32.8	119.1	34.6	36.1	37.2
Other[2]	5.6	11.8	14.5	4.2	4.5	4.3	4.7	17.6	4.5	3.7	2.8	3.5	14.5	4.4	5.7	5.2
Total	**83.2**	**122.9**	**171.9**	**53.0**	**54.5**	**51.9**	**52.7**	**212.0**	**57.0**	**54.8**	**51.6**	**60.7**	**224.1**	**64.4**	**69.4**	**67.1**

1. Adj. EBITDA is a non-IFRS measure. See page 21 for a reconciliation to its most directly comparable IFRS measure (Net Income).
2. Includes Colombia, Panama, the City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. FY-23 figure excludes the €0.5 mm impact of a retail withdrawal fraud.
4. FY-23 and FY-22 figures are proforma for a reclassification of Colombian non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year.
5. Reflects personnel, headquarter and other expenses that have not been allocated to individual B2C business units. Starting in 2024, certain expenses previously reported as B2B expenses have been allocated to individual B2C units.
6. Figures exclude non-cash provisions related to the long term incentive plan for employees and €1.1 mm in excess audit-related fees provisioned for and paid in Q2-25. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Since Q2-24, Adj. EBITDA reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

20

4 Adj. EBITDA Reconciliation

codere online

Figures in EUR mm

IFRS	2022	2023	2024	2025	Q1-26	Q2-26	Q3-26	9M-26
Net Income (Loss)	**-46.4**	**-2.4**	**3.9**	**1.3**	**7.0**	**-1.4**	**5.5**	**11.1**
(+/-) Provision for Corporate Income Tax[1]	3.0	-6.5	1.5	2.0	0.3	1.0	0.8	2.1
(+/-) Interest Expense / (Income)[2]	-8.2	-4.9	-4.3	1.7	-3.0	0.3	-0.3	-2.9
(+/-) Var. In Fair Value of Public Warrants[3]	-4.2	-0.9	3.3	0.7	-0.6	1.7	-3.4	-2.3
(+) D&A	0.6	0.1	0.4	0.6	0.2	0.2	0.2	0.5
EBITDA[1]	**-55.3**	**-14.6**	**4.7**	**6.3**	**3.8**	**1.8**	**2.9**	**8.5**
(+) Employee LTIP Expense	3.4	2.2	1.9	6.0	2.3	3.9	1.4	7.6
(+/-) Other Adjustments[4]	-0.8	0.3	-0.2	0.3	-0.1	0.1	0.0	0.0
Adj. EBITDA (Pre Non-Recurring Items)	**-52.7**	**-12.2**	**6.4**	**12.7**	**6.0**	**5.8**	**4.2**	**16.1**
(+) Non-Recurring Items[5]	1.5	0.5	0.0	1.1	0.0	0.0	0.0	0.0
Adj. EBITDA	**-51.2**	**-11.7**	**6.4**	**13.8**	**6.0**	**5.8**	**4.2**	**16.1**

1. FY-22 figure will vary from prior presentations which were proforma for a reclassification of non-deductible VAT in Colombia from CIT to EBITDA, resulting in a €0.8 mm lower Provision for CIT and corresponding decreases in EBITDA. To properly align the Provision for CIT with that reported in our Annual Reports on form 20-F, that impact is now being reflected in "Other Accounting Adjustments".
2. Figures include losses / (gains) from realized exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina.
3. In our Annual Reports on form 20-F, variations in fair value of public warrants are included within interest expense / income.
4. 2022 figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business and, in 2022, a Provision for CIT (see footnote 1 above). Since Q1-23, figure reverses the impact of inflation accounting (IAS 29) on operating results and, since 2026, the impact of shares withheld for tax (i.e. cash settled) under the LTIP.
5. 2022 figures reflect the €0.7 mm cash impact from the cyber-related fraud incident and the €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; 2023 figures reflect the €0.5 mm impact of a retail withdrawal fraud in Spain. 2025 figures include €1.1 mm in excess audit-related fees provisioned for and paid in Q2-25.

21

22 Market Overview (Latam and Spain) 4 (1) Figures reflect total online onshore (excl. lotteries, bingo and poker) gross gaming revenue. Source: H2GC as of April 2026. Country 2025A (€mm) (1) 2028E (€mm) (1) 2030E (€mm) (1) 3Y CAGR 5Y CAGR Spain 1,628 2,171 2,540 10% 9% Mexico 2,457 4,267 5,667 20% 18% Colombia 488 607 695 8% 7% Panama 29 63 91 30% 26% Argentina 820 1,513 2,106 23% 21% Total Core Markets 5,422 8,620 11,098 17% 15% Peru 457 662 839 13% 13% Chile 13 841 1,064 303% 142% Uruguay 62 86 106 11% 11% Puerto Rico 41 51 59 7% 7% Total Expansion Markets 574 1,640 2,066 42% 29% Rest of LatAm 1,461 1,771 2,142 7% 8% Grand Total 7,456 12,032 15,306 17% 15%

23 Defined Terms 4 • Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month. • Avg. Monthly Spend per Active: Avg. Monthly Gaming Win during a given period divided by Avg. Monthly Actives during the period. • Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. • Core Markets: Markets in which Codere Online is currently operating (Spain, Mexico, Colombia, Panama and the City of Buenos Aires). • Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. • Marketing Spend includes : • Direct Marketing Spend: brand - building and acquisition campaigns, including: • Brand (ATL): Broad - reach advertising focused on long - term brand awareness. • Performance (BTL): Targeted digital spend focused on immediate customer acquisition. • Omni - Channel: Retail - to - online conversion initiatives leveraging Codere Group’s physical footprint. • Indirect Marketing Spend: Costs supporting marketing execution (e.g., sponsorships, agencies, production, CRM tools). • Affiliate Fees: Revenue - share and similar payments to third - party and internal affiliates driving traffic and acquisition. • Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Chile, Peru, Puerto Ri co , Uruguay, and Argentina excluding City of Buenos Aires). • First Time Deposits (FTD): New players who make a deposit for the first time during a given period. • Gaming Win: amounts staked by customers on settled sports betting and casino wagers, less prizes and promotional credits paid to customer s, before gaming taxes, value added taxes, other levies and all other costs and adjustments, as compiled by our gaming platforms and translated into euros at average monthly exchange rates (as ap pli cable). • Lifetime Value (LTV): The average amount of Gaming Win generated per FTD (based on all FTDs acquired in a given period) in the first 5 years follow ing acquisition. • Omni - channel Players: Existing Codere Group registered retail customers who are then converted to online. • Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

codereonline.com ir@codereonline.com (+34) 91.354.2800